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                                                                    EXHIBIT 23.1

                        Consent of Independent Auditors


The Board of Directors
Impac Commercial Holdings, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-62979) on Form S-8 of Impac Commercial Holdings, Inc. of our report dated February 3, 1999, relating to the consolidated balance sheets of Impac Commercial Holdings, Inc. and subsidiaries as of December 31, 1998, and 1997, and the related consolidated statements of operations and comprehensive earnings
(loss), changes in stockholders' equity, and cash flows for the year ended December 31, 1998 and for the period from January 15, 1997 (commencement of operations) through December 31, 1997, which report appears in the December 31, 1998 annual report on Form 10-K of Impac Commercial Holdings, Inc.



                                    /s/ KPMG LLP



Orange County, California
February 25, 1999